UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-27884
Macronix International Co., Ltd.

(Exact name of registrant as specified in its charter)
No. 16 Li-Hsin Road, Science Park, Hsinchu, Taiwan, Republic of China
+886 3 5786688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depository Shares, each representing ten Common Shares, par value NT$10 per share

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

CERTAIN DEFINITIONS
     Macronix International Co., Ltd., commonly known as “MXIC”, is incorporated under the ROC Company Law and is sometimes referred to in this Form 15F as the “Company”. This Form 15F relates to the American Depositary Shares (“ADSs”), each representing 10 common shares, par value NT$10 per share (“Share”), of the Company.
PART I
Item 1. Exchange Act Reporting History
     A. The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in 1996.
     B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form. The Company has filed at least one annual report under Section 13(a).
Item 2. Recent United States Market Activity
     The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) in 1996.
Item 3. Foreign Listing and Primary Trading Market
     A. The Shares are listed on the Taiwan Stock Exchange (“TSE”) in Taiwan. The TSE singly constitutes the primary trading market for the Shares.
     B. The Shares were first listed on the TSE in March 1995. The Company has maintained a listing of the Shares on the TSE for at least the 12 months preceding the filing of this Form.
     C. During the 12-month period commencing October 27, 2006 and ending October 26, 2007 (the “recent 12-month period”), the average daily trading volume (“ADTV”) of the Shares that occurred on the TSE was 99.64% of the worldwide average daily trading volume of the Shares.
Item 4. Comparative Trading Volume Data
     A. October 27, 2006 and October 26, 2007 are the first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i).
     B. For the recent 12-month period, the ADTV of the Shares in the United States and on a worldwide basis was as follows:

ADTV in Shares
United States	139,779
Worldwide	38,776,507
     C. For the recent 12-month period, the ADTV of the Shares in the United States as a percentage of the ADTV for the Shares on a worldwide basis was 0.36%.
     D. The Company delisted its ADSs from the NASDAQ Global Select Market (“NASDAQ”) effective October 29, 2007. The final day of trading on the NASDAQ was October 26, 2007. As of that date, the ADTV of the Shares in the United States as a percentage of the ADTV for the Shares on a worldwide basis for the 12-month period preceding that date was 0.36%.
     E. The Company terminated its sponsored American Depository Receipt (ADR) facility for ADSs representing the Shares effective October 29, 2007. The final day of trading on the NASDAQ was October 26, 2007. As of that date, the ADTV of the Shares in the United States as a percentage of the ADTV for the Shares on a worldwide basis for the 12-month period preceding that date was 0.36%.
     F. The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities
     Not applicable.
Item 7. Notice Requirement
     A. The Company published a press release on September 24, 2007 disclosing the Company’s intent to terminate its duty to file reports under the Exchange Act.
     B. The press release referred to in (A) above was disseminated in the United States through wire services, including Reuters, AFX, Thomson Financial, Dow Jones and Bloomberg. The Company also posted a notice disclosing its intent to terminate its duty to file reports under the Exchange Act on the Company’s Internet Web site and submitted such notice to the Commission under cover of a Form 6-K on September 21, 2007.
Item 8. Prior Form 15 Filers
     Not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption
     The Company’s Internet Web site on which it will publish the information required under Rule 12g3-2(b)(1)(iii), including English translations of any required information not in English, is www.mxic.com.tw.
PART III
Item 10. Exhibits
     Not applicable.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, Macronix International Co., Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Macronix International Co., Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Macronix International Co., Ltd.
	By:	/s/ Miin Wu
		Name:	Miin Wu
Date: October 29, 2007		Title:	Chairman